

Mailstop 3233

May 16, 2016

<u>Via E-Mail</u>
Stephen W. Theriot
Chief Financial Officer
Vornado Realty Trust and Vornado Realty L.P.
888 Seventh Avenue
New York, NY 10019

> **Re:** **Vornado Realty Trust**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 16, 2016**
> **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2015**
> **Filed April 11, 2016**
> **Form 10-Q for the quarter ended March 31, 2016**
> **Filed May 2, 2016**
> **File No. 001-11954**
>
> **Vornado Realty L.P.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 23, 2016**
> **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2015**
> **Filed April 11, 2016**
> **Form 10-Q for the quarter ended March 31, 2016**
> **Filed May 6, 2016**
> **File No. 001-34482**

Dear Mr. Theriot:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Expenditures for the Year Ended December 31, 2015, page 82

1.   We note your accounting policy on page 102 indicating that maintenance and repairs are expensed as incurred. Please tell us the composition of capital expenditures that comprise the line item Expenditures to maintain assets, and how such capitalized costs differ from repairs and maintenance costs charged to expense.

Form 10-Q for the quarter ended March 31, 2016

Note 13. Fair Value Measurements

Fair Value Measurements on a Nonrecurring Basis, page 22

2.   Please disclose quantitative information about the significant unobservable inputs used in the fair value measurement of the Skyline properties as required by ASC 820-10-50-2bbb.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities